UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission file number 001-34886

Elster Group SE

(Translation of Registrant’s Name into English)

Frankenstrasse 362

45133 Essen

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated June 18, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Simon Beresford-Wylie
Name:	Simon Beresford-Wylie
Title:	Managing Director and Chief Executive Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer

Date: June 18, 2012

Press release

Elster Group SE Confirms Possible Acquisition by Melrose PLC

— Acquisition discussions are ongoing —

ESSEN, Germany, June 18, 2012 — Elster Group SE (NYSE: ELT) confirms that it is in discussions with Melrose PLC regarding a potential agreement pursuant to which, among other things, Melrose would make an all cash offer for all outstanding shares of Elster at US$20.50 per American Depositary Share, or approximately US$2.3 billion in aggregate on a fully diluted basis.

Melrose is currently conducting due diligence and has informed Elster that it is in the process of putting in place firm financing. Elster was informed by Rembrandt Holdings S.A., Elster's largest shareholder, that it entered into an agreement with Melrose that requires Rembrandt, subject to certain conditions, to enter into a tender agreement under which, again subject to certain conditions, it would tender its entire stake in Elster into Melrose's offer if such an offer is announced and is completed, and - under certain circumstances - to pay Melrose a termination fee if Melrose's offer is unsuccessful and Rembrandt thereafter accepts another offer for its stake in Elster.

The Administrative Board of Elster is in the process of evaluating whether the proposal is in the best interest of Elster and its stakeholders. There can be no assurances that any transaction will occur, or if it does, what the terms of such transaction would be.

About Elster

Elster (NYSE: ELT) is one of the world’s largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced Smart Metering, demand response, networking and software solutions, and numerous related communications and services – key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications.

For more information about Elster, please visit www.elster.com

Additional information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.

This release contains forward-looking statements that involve risks and uncertainties concerning the proposed acquisition. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. Among others, there is no certainty that the negotiations referred to in this announcement will lead to a binding agreement or transaction between the parties. Elster is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Investors:

John Bluth, Elster Investor Relations and Corporate Communications

+1 919 250 5425, john.bluth@elster.com

Ronald Botoff, Elster Investor Relations

+1 919 212 4857, ron.botoff@elster.com

Media:

Rainer Mueller-Mueffelmann, Elster Corporate Communications - International

+49 6134 605 213, rainer.mueller-mueffelmann@elster.com

Noreen Pratscher, Elster Corporate Communications - North America

+1 919 675 0391, noreen.pratscher@elster.com